SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               Amendment No. 1 /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                                   Jacques Mot
                                 ===============
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 10, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Jacques Mot
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland Nationality
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               7    SOLE VOTING POWER

                    39,872,076
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           39,872,076
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,872,076
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.4%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following at the end thereof:

The funds used to purchase the Convertible Promissory Note were personal funds of Mr. Mot.

On July 10, 2006, Mr. Mot converted the outstanding principal and accrued interest (pursuant to an Election to Convert and Amendment to Debt Exchange Agreement attached as Exhibit A hereto) under the Convertible Promissory Note into 528,629.58 shares of the Issuer's Series A Convertible Preferred Stock. The Convertible Preferred Stock is convertible into 38,672,076 shares of the Issuer's Common Stock and will automatically convert into 38,672,076 Common Stock of the Issuer upon the closing of the contemplated "spin-off" of the Issuer's subsidiary, Plastinum Corp., to the Issuer's stockholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 39,872,076 shares of Common Stock including 38,672,076 shares issuable upon conversion of the Preferred Stock underlying the Convertible Promissory Note and immediately exercisable options to purchase 1,100,000 shares of Common Stock at a purchase price of $1.18. Accordingly, under the beneficial ownership rules, Mr. Mot's shares represent approximately 44.4% of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

      (d) No persons, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) NA

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A Election to Convert and Amendment to Debt Exchange Agreement between the Issuer, NGP and Mr. Mot dated July 10, 2006

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 12, 2006

                                               /s/ Jacques Mot
                                               ---------------
                                               Jacques Mot